Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Board of Directors
XPO Logistics, Inc.

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-219312, 333-202748 and 333-112899) of XPO Logistics, Inc. and on Form S-8 (Nos. 333-222985, 333-216334, 333-207708 and 333-183648) of XPO Logistics, Inc. of our report dated February 14, 2019, with respect to the consolidated balance sheets of XPO Logistics, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income (loss), cash flows and changes in equity for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 10-K of XPO Logistics, Inc.

/s/ KPMG LLP

Charlotte, North Carolina
February 14, 2019